EXHIBIT 99.1

Brookfield Business Partners Reaches Agreement to Sell Westinghouse

BROOKFIELD, NEWS, Oct. 11, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN), together with its institutional partners (collectively “Brookfield”), today announced an agreement to sell its nuclear technology services operation, Westinghouse Electric Company (“Westinghouse”), to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners (the “Consortium”) for a total enterprise value of approximately $8 billion (the “transaction”) including proceeds from the disposition of a non-core asset expected to be received prior to closing the transaction.

Westinghouse is a global leader in providing mission critical technologies, products and services to the nuclear power industry. The business was acquired by Brookfield out of bankruptcy in 2018. Since its acquisition, Brookfield appointed a new world-class management team and successfully repositioned the business by strengthening the organizational structure, refocusing its product and service offerings, optimizing the global supply chain and investing in new technology.

Westinghouse’s profitability has nearly doubled under Brookfield’s ownership, and today the business is ideally positioned to benefit from strong industry tailwinds driven by increased recognition of nuclear power as a reliable source of clean energy to achieve global decarbonization goals.

“We are pleased to have reached an agreement to sell Westinghouse that crystalizes meaningful value for our investors and provides significant proceeds to support our continued growth,” said Cyrus Madon, CEO of Brookfield Business Partners. “We have significantly enhanced the business’ operations over the past four years, increasing its margins and strengthening its global leadership position. Westinghouse is an exceptionally well-run business today and has a great future.”

When combined with distributions received to date, Brookfield’s expected proceeds will equate to approximately 6 times its invested capital, a 60% IRR and $4.5 billion of total profit. Brookfield Business Partners expects to generate approximately $1.8 billion in proceeds from the sale of its 44% stake in Westinghouse, with the balance distributed to institutional partners.

Transaction Details

Closing of the transaction will be subject to certain conditions, including Brookfield Business Partners unitholder approval, regulatory approvals and other customary conditions. The transaction is expected to close in the second half of 2023.

Independent Valuation and Fairness Opinion

The transaction was reviewed by the Governance and Nominating Committee of the general partner of Brookfield Business Partners, which is comprised of independent directors (the “Independent Committee”).

The Independent Committee retained an independent valuator and financial advisor, who has provided a formal valuation to the Independent Committee that, as of October 11, 2022 and based upon its analysis and subject to various assumptions, qualifications, and limitations to be set forth in its formal valuation and fairness opinion, the fair market value of Brookfield Business Partners’ interest in Westinghouse was in the range of $1.265 billion to $1.8 billion. The Independent Committee also received an opinion from its independent valuator and financial advisor that, as of October 11, 2022 and based upon its analysis and subject to various assumptions, qualifications and limitations to be set forth in its formal valuation and fairness opinion, the aggregate consideration to be received by Brookfield Business Partners in connection with the transaction is fair, from a financial point of view, to Brookfield Business Partners. The formal valuation and fairness opinion provided to the Independent Committee excludes Brookfield Business Partners' share of expected proceeds from the separate sale of a non-core asset and estimated cash generated within Westinghouse prior to closing the transaction. The proceeds that Brookfield Business Partners agreed to receive from the Consortium for its interest in Westinghouse was within the range of the formal valuation.

After consultation with its independent financial and legal advisors, the Independent Committee unanimously determined that the transaction is in the best interests of Brookfield Business Partners and recommended to the Brookfield Business Partners Board that Brookfield Business Partners enter into the transaction. The Board has unanimously (excluding conflicted directors, who did not participate in deliberations) approved the transaction and has recommended that Brookfield Business Partners unitholders vote in favor of the transaction at a special meeting of unitholders to be held to approve the transaction (the “meeting”).

The transaction is subject to “minority approval,” being the approval by more than 50% of the votes cast by holders of limited partnership units of Brookfield Business Partners, excluding any limited partnership units held by any “interested party” pursuant to the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. As a result, limited partnership units of Brookfield Business Partners held by Brookfield Asset Management and its affiliates (representing approximately 33% of the limited partnership units of Brookfield Business Partners) will be excluded for purposes of this minority approval. Copies of the independent formal valuation and fairness opinion, and the factors considered by the Independent Committee as well as other relevant background information will be included in the information circular that will be sent to unitholders for the meeting. Brookfield Business Partners expects to mail this circular in November 2022, and to hold the meeting in December 2022.

Brookfield Business Partners and the Consortium have entered into support agreements with unitholders who collectively own approximately 37% of the votes eligible to be cast by holders of limited partnership units of Brookfield Business Partners to vote in favor of the transaction at the meeting.

Advisors

RBC Capital Markets and BMO Capital Markets are acting as financial advisors and Weil, Gotshal & Manges LLP is acting as legal advisor to Brookfield.

TPH & CO., the energy business of Perella Weinberg Partners, is serving as independent valuator and financial advisor and Stikeman Elliott LLP is serving as legal counsel to the Independent Committee.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $750 billion of assets under management. More information is available at www.brookfield.com.

For more information, please contact:

Investor Relations Alan Fleming Tel: +1 (416) 645 2736 Email: alan.fleming@brookfield.com	Media Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions. Forward-looking statements in this news release include statements with respect to the Westinghouse business and its growth and leadership prospects and the transaction described in this news release, including the expected timing of completion, if at all, and satisfaction of the conditions precedent to the transaction.

Although we believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners and/or Westinghouse to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated restrictions resulting from COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.